SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company


PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares


 1. Name of Company

    Prudential plc

 2. Name of shareholder having a major interest:

    Barclays PLC

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Notifiable interest of Barclays PLC

 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    See additional information

 5. Number of shares/amount of stock acquired:

    Not known

 6. Percentage of issued class:

    Not known

 7. Number of shares/amount of stock disposed:

    N/A

 8. Percentage of issued class:

    N/A

 9. Class of security:

    Ordinary shares of 5p each

10. Date of transaction:

    15 April 2005

11. Date company informed:

    20 April 2005

12. Total holding following this notification:

    94,041,936 ordinary shares of 5p

13. Total percentage holding of issued class following this notification:

    3.96%

14. Additional Information:

        Barclays PLC notified the Company on 20 April 2005 that as at the close of business on 15 April 2005, it had a notifiable interest in 94,041,936 ordinary shares of Prudential plc.


                                     -ENDS-

Contact name for Enquiries

Anne Newman

020 7548 3229

Company official responsible for making notification

Vanessa Jones, Deputy Group Secretary

020 7548 3805



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 April 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Vanessa Jones
                                              Deputy Group Secretary